Exhibit 99.4

Cadbury Schweppes plc 2004 Annual General Meeting

We announce the results of the voting by poll on the resolutions put to our 2004 Annual General Meeting held on 21 May, which all of our directors attended.

Resolution	For*	Against	Votes Withheld	**

1. Approve the Financial Statements	1,203,783,890	2,371,228	23,422,523

2. Approve the 2003 Final Dividend	1,225,803,602	521,718	3,261,530

3. Approve Directors’ Remuneration Report	1,152,813,762	34,217,689	42,415,902

4. Re-appoint John Sunderland as a director	1,181,115,882	9,990,063	38,481,503

5. Re-appoint Ken Hanna as a director	1,213,533,356	2,640,396	13,411,251

6. Re-appoint Rick Braddock as a director	1,208,949,391	1,416,477	19,218,652

7. Re-appoint Roger Carr as a director	1,204,140,548	1,590,405	23,854,093

8. Re-appoint David Thompson as a director	1,209,038,375	1,317,501	19,220,065

9. Re-appoint Deloitte & Touche as auditors	1,212,563,004	3,922,903	13,089,232

10. Authorise the directors to determine the auditors remuneration	1,223,386,563	2,665,838	3,518,820

11. Authorise the directors to allot relevant securities	1,165,843,197	59,865,723	3,868,187

12. Authorise the directors to make non pre-emptive share allotments***	1,168,936,679	59,799,798	842,169

13. Authorise the directors to purchase market shares***	1,224,763,014	898,217	3,917,011

14. Authorise the directors to amend the rules of the Share Option Plan 1994	1,161,347,652	22,867,137	45,255,539

15. Authorise the directors to amend the rules of the 1997 Long Term Incentive Plan	1,178,168,136	18,201,060	33,178,687

16. Approval of the Bonus Share Retention Plan 2004	1,156,889,959	35,107,727	36,737,385

17. Authorise the directors to amend the rules of: the Cadbury Schweppes Irish Employee Share Scheme; the Cadbury Schweppes Irish AVC Savings Related Share Option Scheme; the Cadbury Schweppes Irish Savings Related Share Option Scheme; the Cadbury Schweppes Savings Related Share Option Scheme 1982; the Cadbury Schweppes International Savings Related Share Option Scheme 1998; the Cadbury Schweppes United States and Canada Employee Stock Purchase Plan 1994; the Choices Share Incentive Plan and the Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002	1,205,747,025	19,176,533	4,624,234

18. Authorise the directors to establish a further employee share plan or plans	1,206,013,625	19,356,809	4,171,235

* The 'For' vote include those votes giving the Chairman discretion.
** The votes 'Withheld' are not counted towards the votes cast at the Annual General Meeting
*** Resolutions 12 and 13 were special resolutions

M A C Clark
Secretary
25 Berkeley Square
London, W1J 6HB

24 May 2004